James E. Moylan, Jr.
Sr. Vice President and CFO
1201 Winterson Road	Direct Dial : 410-981-7495
Linthicum, Maryland 21090	Fax : 410-865-8901
www.ciena.com	E-mail: jmoylan@ciena.com
August 19, 2009
(Sent via Facsimile 202.772.9210 and Edgar)
Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 3720
Washington, DC 20549

Re:	Ciena Corporation Form 10-K for Fiscal Year Ended October 31, 2008 and Documents Incorporated by Reference Filed December 23, 2008 File No. 000-21969
Dear Mr. Spirgel:
     This letter is in response to the Staff’s comment letter dated August 11, 2009, with respect to the supplemental response letter filed by Ciena Corporation (the “Company” or “Ciena”) on July 17, 2009 regarding the above-referenced filing. Below are Ciena’s responses to the Staff’s additional comments. For the convenience of the Staff, we have set out each of the Staff’s comments in italics immediately preceding Ciena’s corresponding response.
Form 10-K for the Fiscal Year Ended October 31, 2008
Backlog and Seasonality, page 10
1.	We note your response to prior comment one in our letter dated June 24, 2009. Based on a review of your call transcripts (particularly the quarter ended April 30, 2009), it appears that your order flow constitutes important information for your investors. In several instances, you referred to “increased orders,” “improved order flow,” and “long haul wins.” Additionally, per your statement in that earnings call, push outs and delays, not cancellations, appear to the norm in your business. Accordingly, we believe that you should disclose your backlog, funded and unfunded, from your customers (government and commercial

Securities and Exchange Commission
Ciena Corporation
August 19, 2009
combined), as required by Item 101(c)(1)(viii) of Regulation S-K. Please advise or revise.
     Ciena discloses on page 10 of its Form 10-K that its customers are permitted to cancel or change their orders with limited advance notice and that its customers may not accept products previously delivered and services previously performed by Ciena. Accordingly, Ciena disclosed that that “[a]s a result, we do not consider these orders to be firm, and they are not necessarily an accurate indicator of future results of operations.” In response to the Staff’s comment, Ciena confirms that it will in its future Form 10-K filings disclose backlog orders from its customers, both government and commercial combined, together with an indication of the portion thereof not reasonably expected to be filled within the next fiscal year. Ciena will include cautionary language that such orders may be cancelled.
     By way of clarification, Ciena supplementally advises the Staff that the reference on its earnings call to “push outs” and “delays” was intended to provide Ciena’s view of the effect of the recent decline in macroeconomic conditions on network projects and related spending of Ciena’s customers. Specifically, we were attempting to describe for investors that, while we were observing customer decisions to delay network project build-outs in response to the significant changes in the economic environment, we had not seen any resulting project cancellations among our customer base. Such events were unique to the recent macroeconomic decline and are not generally indicative of Ciena’s business or related to orders previously received by Ciena.
Management’s Discussion and Analysis..., page 28
2.	We note your response to comment four from our letter dated June 24, 2009. We further note your statement on page 29 of your Form 10-K that your concentration in revenue “can exacerbate [y]our exposure to reductions in spending or changes in network strategy” involving one or more of your significant customers. Management’s discussion and analysis should describe any known trends or uncertainties that you expect may reasonably have a material impact on your operations. In light of the recent market conditions addressed on pages 28-29, such disclosure should also address the risk that your contracts with material customers do not obligate such customers to purchase any minimum or specific amounts of equipment or services. In future filings, as applicable, please revise your management’s discussion and analysis to discuss the material terms of your contracts with significant customers. For further guidance, please refer to Item 303 Regulation S-K and the Commission’s Interpretive Release on Management’s Discussion and Analysis of Financial Condition and Results of Operation on our website at: http://www.sec.gov/rules/interp/33-850.htm.
     Ciena advises the Staff that page 9 of Item 1 “Business” and pages 16 and 17 of Item 1A “Risk Factors” disclose that its customer agreements typically do not provide for

Securities and Exchange Commission
Ciena Corporation
August 19, 2009
minimum or guaranteed order quantities. In future filings, Ciena will address in its “Management’s Discussion and Analysis” the fact that Ciena’s contracts with significant customers do not obligate such customers to purchase any minimum or specific amounts of equipment or services. In future filings, as applicable, Ciena will also discuss in its “Management’s Discussion and Analysis” the material terms of its contracts with significant customers.
(1) Ciena Corporation and Significant Accounting Policies and Estimates
Segment Reporting, Page 62
3.	We note your responses to comments nine and 10 of our letter dated June 24, 2009 and the information presented to your chief operating decision maker. It appears you have more than one operating segment under SFAS 131. In this regard, we refer to each of the product and service groups presented on page 5 and the information by regions presented on page 6. Since the chief operating decision maker regularly reviews the operating results of both sets of components and financial information is available for both, the components based on products and services would constitute your operating segments. Refer to paragraph 15 of SFAS 131. Accordingly, we believe that each of these components on page 5 constitute separate operating segments as discrete financial information is presented to your chief operating decision maker on a monthly basis. We note that this information contains revenue and margin percentages in which the chief operating decision maker can make decisions about resources to be allocated and assess performance.

If you believe any of the above operating segments can be aggregated under paragraph 17 of SFAS 131, please provide us your analysis and financial information for all periods presented in your filing. In addition to your analysis of paragraphs 17.a through 17.e, please provide us with an analysis that includes historical and projected revenues, gross margins and gross margin percentages, along with any other information you believe would be useful for each of your operating segments to help us understand how these operations are economically similar. Please also address any differences in the trends these financial indicators depict (e.g. if gross margin is decreasing for one operation and increasing for another).

Similarly, if you believe any of these operating segments are not required to be reported separately under paragraphs 18 – 21 of SFAS 131, please provide us an analysis to support your position.
     Ciena reaffirms its conclusion that it operates its business as a single operating segment under SFAS 131. Ciena acknowledges the inclusion of certain product and geography-oriented financial data on pages 5-6 of the monthly financial reporting package (the “CODM report”). This information provides background information to our

Securities and Exchange Commission
Ciena Corporation
August 19, 2009
chief operating decision maker (“CODM”) but does not represent how our CODM manages our business and makes decisions about the allocation of resources. Our determination of a single operating segment is driven by Ciena’s organizational model and the management approach utilized by our CEO, who is our CODM. Ciena’s organization is aligned around one operating segment. Our structure is based upon centralized, functional responsibilities, rather than discrete businesses units oriented by product or geography. Moreover, our CODM assesses performance of our business and allocates resources on a consolidated basis.
Objective of SFAS 131 and Management Approach
     The stated objective of SFAS 131 is to help investors better understand an enterprise’s performance, better assess its prospects for future net cash flows, and make more informed judgments about the enterprise as a whole. The FASB recognized that there are numerous ways to disaggregate financial information, but that it is not feasible to provide all of them in every set of financial statements. The FASB concluded that the method for determining what segment information to report is the “management approach,” which is based on the way management organizes the segments within the enterprise for making operating decisions and assessing performance. The FASB specifically noted that an enterprise’s segments will be “evident from the structure of the enterprise’s internal organization” (SFAS 131, Para. 4). As described below, Ciena’s internal organizational structure has changed over time to address market dynamics and implement a more effective and efficient management approach. Consistent with SFAS 131, Ciena’s reporting has correspondingly evolved to reflect these changes.
Changes in Ciena’s Business and Internal Organization
     Consistent with the letter and spirit of SFAS 131, Ciena has from time to time revised its segment reporting to reflect changes in its management approach, organizational structure and the information provided to its CODM for assessing performance and allocating resources.
     From its inception, Ciena had operated its business and reported its results as a single operating segment. Ciena reorganized its operations effective in the second quarter of fiscal 2004 to operate its business in multiple operating segments; a practice it continued until the third quarter of fiscal 2006.
     Immediately prior to its third quarter of fiscal 2006, Ciena reported its results of operations based on four operating and reportable segments: the Transport and Switching Group (TSG); the Data Networking Group (DNG); the Broadband Access Group (BBG); and Global Network Services (GNS). Ciena’s management approach at that time, and its corresponding segment reporting, reflected the changing nature of Ciena’s business. Specifically, Ciena had previously acquired a number of businesses and was using an “incubator approach,” by which general managers appointed by Ciena were responsible for developing product categories on a separate basis. These general managers

Securities and Exchange Commission
Ciena Corporation
August 19, 2009
represented “segment managers” and reported directly to Ciena’s CODM, with each responsible for his or her business and the segment profit (loss) contribution of such business. Further, the CODM report at that time contained disaggregated, discrete information for each segment including contribution statements of segment profit (loss) for each of the operating segments above. The CODM report also disclosed discrete geographic financial information, including a contribution statement of region-based profit (loss).
     In response to changes in our markets, during fiscal 2006 our CODM conducted a review of how operational decisions were being made within the organization. The technology across each of Ciena’s product categories was converging. As a result, Ciena’s customers were requiring end-to-end network solutions with inter-compatible hardware, software and services. Despite these market dynamics, prior to the third quarter of fiscal 2006, our research and development efforts were still being managed on a “silo” basis for each of the segments. Ciena’s “incubator” concept was not working as effectively or efficiently as anticipated. Development efforts by segment were found to be duplicative with information and resources not being shared or maximized between segments. Moreover, with the focus on marketing the products as one “end-to-end solution” by a consolidated sales force to the same customers, making product development decisions and formulating strategies at each of the four segment levels was impractical. Ciena determined that the success of its business, generally, and its research and development efforts, in particular, depended upon its ability to effectively deliver customers an integrated solution.
     Consequently, by the third quarter of fiscal 2006, Ciena had reorganized its product line marketing and development efforts and changed its management approach to eliminate its former operating segments. This change was described in Ciena’s Form 10-K (page 7) for fiscal 2006:
“As the markets in which we sell our products and the technologies that support these products have evolved, our research and development strategy has been to pursue technology and product convergence. This convergence allows us to consolidate multiple technologies and functionalities on a single platform, ultimately creating more robust and cost-effective products. Over the last year, we have reorganized our development efforts along technology skill sets that are applicable across multiple products. Prior to this change, our development resources were structured along specific product lines. We believe that this change will help drive the development of a common set of features across our portfolio and allow us to offer a more integrated product portfolio to our customers.”
     By the third quarter of fiscal 2006, all of the segment manager positions had been eliminated and three of the four segment managers were no longer employed by Ciena. Ciena’s disclosure from its Form 10-K for fiscal 2006 (page 53) addresses this change in management approach:

Securities and Exchange Commission
Ciena Corporation
August 19, 2009
“In an effort to address increased market opportunities for product convergence, facilitate product functionality cross-over and improve operational efficiency, Ciena reorganized aspects of the management of its business. Ciena eliminated its former business units and no longer has operating segment general managers. Ciena’s development resources were reorganized along technology skill sets applicable across multiple products, rather than by specific product lines. In addition, Ciena no longer manages its business, allocates its resources or evaluates its operating performance on the basis of financial information about its former business units.”
As a result of the organizational realignment above, management of research and development was centralized and our former product line and segment management distinctions were eliminated.
     Having determined that the most effective way to operate Ciena’s business and assess its performance was to focus on its results on a consolidated basis, the CODM report was also changed to eliminate segment contribution statements and measures of segment profit (loss) by product grouping and geography. Consistent with SFAS 131, and the change in the management approach to Ciena’s business, Ciena eliminated its four operating segments and discontinued segment reporting for internal and external purposes and adopted a single operating segment.
Organizational Structure and Management Reporting
     Ciena’s current management approach — functionally oriented, rather than structured around discrete product-based or geographic business units — remains consistent with the changes implemented in the third quarter of fiscal 2006.
     To most effectively serve its customers and address the industry and market dynamics in which it operates, Ciena relies upon a consolidated structure, focused on providing an end-to-end communications network solution across all product lines and geographies to meet customer demands. Ciena also relies upon a single, global sales force that focuses its efforts on sales of Ciena’s entire portfolio of networking solutions, rather than any particular product grouping, and it collaborates across geographic boundaries to target and service multi-national accounts. Similarly, Ciena’s research and development strategy continues to be to embrace technology convergence and opportunities to consolidate multiple technologies and functionalities across integrated product platforms. As such, Ciena’s engineering resources are allocated based upon development projects across product lines rather than by product line or geography. Further, the management and oversight of our contract manufacturing, operations and distribution process are performed centrally. Back office functions of finance, legal and contract management are also provided on a global basis across all product lines and geographies.
     As paragraph 14 of SFAS 131 notes, “[g]enerally, an operating segment has a segment manager who is directly accountable to and maintains regular contact with the [CODM] to discuss operating activities, financial results, forecasts, or plans for the

Securities and Exchange Commission
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August 19, 2009
segment.” As the Staff has noted, and as more fully described in Ciena’s response to the Staff dated July 17, 2009, Ciena does not have segment managers. Our previous response described in more detail our organizational model and reporting structure, and specifically identified those officers who report directly to, and have regular contact with, Ciena’s CODM. These individuals regularly meet with our CODM on operational matters related to their functional responsibilities. None of these employees is responsible for, nor is any one of them compensated based upon, the performance of any single product grouping or geography identified on pages 5-6 of the CODM report. In fact, the CODM and his direct reports are each compensated based upon Ciena’s operating results on a consolidated basis.
CODM monthly reporting package
     Ciena’s conclusion that it operates in a single operating segment is supported by the materials contained in the CODM report previously provided to the Staff. Based on its comment, the Staff appears to be affording significant weight to the inclusion of limited, supplemental financial information (revenue and gross margin) based on product groupings and geographies on pages 5-6 of the CODM report. The inclusion of this supplemental information may have created a misleading impression that our CODM assesses performance and allocates resources based on this information. However, that is not the case. The fact that product and geography-oriented data are included in the CODM report does not mean this information is in fact used in assessing performance of the business and allocating resources among products and geographies. Because many of the criteria used in applying the definition of an operating segment to an enterprise are subjective, we believe that determining which information the CODM actually uses to make resource allocation decisions and assess performance is the most important element. To this end, we confirm that only the consolidated data contained in the CODM report are used for allocation of resources and assessment of performance.
     We also believe it is important to look at the context in which the supplemental data on pages 5-6 of the CODM report are presented. The principal focus of the CODM report, and the vast majority of the data provided therein, considers Ciena and its operating results on a consolidated basis. The narrative financial report and financial summary provided at the beginning of the report principally address operating results on a consolidated basis, as do nearly all of the operating results contained in the CODM report. In fact, measures of Ciena’s operating profit, assets and liabilities, and cash flows are only presented at the consolidated level.
     Ciena maintains that, given its organizational structure and its go-to-market strategy of selling to customers across its product offerings and geographies, the supplemental information on pages 5-6 of the CODM report is of limited utility for purposes of assessing performance and allocating resources. Page 5 of the CODM report presents revenue and “direct” gross margin by each of Ciena’s product and service offerings. This information is not prepared on an actual gross margin basis. Rather, the data uses standard costs that have not been adjusted for variances or other period costs

Securities and Exchange Commission
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such as excess and obsolete inventory, customer services allocations, etc. Page 6 of the CODM report presents revenue and gross profit margin by geography. The CODM report also includes similar revenue and gross margin information for sales to significant customers on a consolidated basis and without regard to Ciena’s product offering or geography. The data described above are not used to measure performance and allocate resources. This information is useful in providing existing enterprise wide disclosures (i.e., revenues by product grouping and geography) to investors to enable comparisons with other enterprises.
     Because Ciena’s organization and management structure is oriented around functional responsibilities rather than product lines or geographies, Ciena’s budgets are formulated and allocated by our CODM on a global basis, by function. Resources are allocated to sales and marketing, research and development, and general and administrative functions globally, not by geography or any product grouping. Sales and marketing and research and development are managed centrally and only evaluated on a consolidated basis. These costs represented greater than 36% of fiscal 2008 revenue and, thus, are critical for purposes of any assessment of Ciena’s profitability and performance. Because the data presented on pages 5-6 of the CODM report are limited to revenue and measures of gross margin, they present an incomplete picture and lack utility for purposes of CODM assessment of performance and allocation of resources.
Conclusion
     Ciena operates its business as a single operating segment. As noted above, Ciena’s organizational and reporting structure has evolved from multiple segments to the current management approach of a single operating segment for its business. Our single operating segment is reflected in the data contained in the CODM report, and our CODM’s use of the consolidated information therein for purposes of assessing performance and allocating resources.
4.	We note you had a significant goodwill balance at October 31, 2008 and that you recorded no impairment charge until the quarter ended April 30, 2009. We further note that you only had one reporting unit as of each of these testing dates. It appears that your reporting units as of October 31, 2008 and April 20, 2009 under SFAS 142 should be re-evaluated based on the fact that you appear to have several operating segments. Note that a reporting unit is an operating segment or one level below an operating segment, referred to as a component. Please revise or advise. Also, provide us with your detailed analysis of paragraph 30 of SFAS 142 and EITF D-101.
     As discussed in its response to the Staff’s comment #3 above, Ciena has one operating segment. Furthermore, based on the criteria in paragraph 30 of SFAS 142 and EITF D-101, Ciena believes that it has one reporting unit for purposes of testing goodwill

Securities and Exchange Commission
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August 19, 2009
for impairment. As a result, Ciena does not believe goodwill should be re-evaluated for possible impairment as of October 31, 2008 and April 20, 2009.
     With regard to the requested analysis in the Staff’s comment, Paragraph 30 of SFAS 142 defines a reporting unit as follows:
“A reporting unit is an operating segment or one level below an operating segment (referred to as a component). A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component. However, two or more components of an operating segment shall be aggregated and deemed a single reporting unit if the components have similar economic characteristics. An operating segment shall be deemed to be a reporting unit if all of its components are similar, if none of its components is a reporting unit, or if it comprises only a single component. The relevant provisions of Statement 131 and related interpretive literature shall be used to determine the reporting units of an entity.”
     When an enterprise has only one operating segment, the operating segment will be the reporting unit if none of its components is a reporting unit. When Ciena evaluated the components below the segment level, it determined that none of them was a reporting unit because none of them constitutes a business as defined in EITF D-101. According to EITF D-101, the determination of whether a component constitutes a business requires judgment based on specific facts and circumstances. It states that the guidance in Issue No. 98-3, “Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business,” should be considered in determining whether a group of assets constitutes a business. That guidance states that, among other things, for a component to be a business, it must contain all of the inputs and processes necessary for it to continue to conduct normal operations after the component is separated from the business. It further states that: “The fact that operating information (revenues and expenses) exists for a component of an operating segment does not mean that the component constitutes a business. For example, a component for which operating information is prepared might be a product line or a brand that is part of a business rather than a business itself.”
     It was Ciena’s judgment that individual components, such as our individual product or service offerings, geographies or groupings thereof, failed to meet the definition of a reporting unit because the components below the single segment do not meet the definition of a business. Ciena has previously described the functional orientation and centralized management of its business in response to the Staff’s comment #3 above. Without significant realignment of Ciena’s business and the addition of critical resources (i.e., sales and marketing, research and development, operations, management of supply chain and contract manufacturers, etc.), a potential third party purchaser of a particular product line or geography of Ciena’s business would not be able

Securities and Exchange Commission
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August 19, 2009
to acquire all of the inputs and processes necessary for it to continue to conduct normal operations after separation from the business.
     As indicated in EITF D-101, segment management is either a level below or the same level as the CODM. In applying this guidance, Ciena considered its management approach and how its single segment manager reviews the business. Ciena is a single operating segment under SFAS 131, a single reporting unit under SFAS 142, and its CEO acts as both the single segment manager and also the CODM. Therefore the information reviewed by the single segment manager is the same information that is reviewed by the CODM and this information is used in the same manner as in the response to the Staff’s comment #3 above.
     Based on the consideration of the factors outlined above, Ciena does not believe that reporting units for purposes of testing goodwill for impairment exist below the single operating segment level.
Definitive Proxy Statement filed on February 2, 2009
5.	We have considered your response to comment 13 from our letter dated June 24, 2009. Please provide further analysis as to why disclosure of the target gross margin dollars recognized for the last fiscal year would cause you competitive harm when disclosure of the performance targets will occur after the actual gross margin has been disclosed in your Forms 10-Q and Form 10-K. In the alternative, confirm in your response letter that in future filings you will disclose the target gross margin performance objectives that must be reached for payment to Mr. Aquino or other executives, as applicable. Refer to Item 402(b)(2)(v) of Regulation S-K.
     Ciena confirms that in future filings of its proxy statement, Ciena will disclose Mr. Aquino’s target gross margin dollar performance objectives to the extent they remain a basis for determining his annual cash incentive bonus plan payment.
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Securities and Exchange Commission
Ciena Corporation
August 19, 2009
     If you have any questions concerning this letter or if you would like any additional information please do not hesitate to call me at (410) 981-7495, Amy Freed of Hogan & Hartson LLP at (212) 918-8270, Andrew Petrik, Ciena’s Controller at (410) 865-8081 or Erik Lichter, Ciena’s Assistant General Counsel at (410) 694-5758.
Very truly yours,

James E. Moylan, Jr.
Senior Vice President and Chief Financial Officer

cc:	Kyle Moffatt, Accountant Branch Chief
Kathryn Jacobson, Staff Accountant
Jessica Plowgian, Attorney-Advisor (via fax 703-813-6986)
Kathleen Krebs, Special Counsel
David M. Rothenstein, Sr. Vice President, General Counsel
Andrew C. Petrik, Vice President and Controller
Erik J. Lichter, Asst. General Counsel
Amy B. Freed, Hogan & Hartson LLP
Michael J. Silver, Hogan & Hartson LLP
Cory J. Starr, PricewaterhouseCoopers LLP
Matthew R. Keffer, PricewaterhouseCoopers LLP